

February 28, 2011

Ms. Kymberlyn Janney
Chief Financial Officer
Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re:** **Behringer Harvard Opportunity REIT I, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 3/19/2010**
> **Proxy Statement on Schedule 14A**
> **Filed on 8/4/2010**
> **File No. 000-51961**

Dear Ms. Kymberlyn Janney:

We have reviewed your response letter dated January 31, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Share Redemption Program, page 59

1.      We note your response to comment five of our letter dated December 30, 2010. We are unable to agree that disclosure of redemption requests submitted and unfulfilled for 2009, 2010 and going forward would not be meaningful. Please revise to provide the disclosure requested in our initial comment five. To the extent that you believe such disclosure may not fully represent the demand for redemption of your shares, please explain in your disclosure.

Liquidity and Capital Resources, page 63

2.      We note your response to comment seven of our letter dated December 30, 2010.
        Please confirm that you will include in future filings the information in your response.

Compensation Discussion and Analysis, page 95

3.      We note your response to comment eight of our letter dated December 30, 2010.
        Please confirm that you will revise your disclosure in future filings to state, if true,
        that you do not reimburse your advisor or its affiliates for any of the costs of salaries
        and benefits of your executive officers and describe those persons for whom the
        company reimburses the costs of salaries and benefits.

        You may contact Folake Ayoola at (202) 551 - 3673 or Jennifer Gowetski at (202)
551 – 3401 with any questions.


                                        Sincerely,


                                        Cicely LaMothe
                                        Senior Assistant Chief Accountant